Exhibit (a)(5)(L)

Gilead/CymaBay Integration Planning FAQs

Latest Update: March 7, 2024

This document answers frequently asked questions about the integration planning of CymaBay and Gilead. It is not exhaustive and will be updated on a regular basis as new information becomes available. If you have a question about the transaction, its impact on your work or personal circumstances, that is not answered in this document, please contact your manager or a member of the CymaBay senior management team (SMT). While integration planning is underway, full details of the integration are not all determined yet. The CymaBay SMT and functional leaders are working to bring clarity as quickly as possible.

Company Impact

1.	Why has CymaBay agreed to this deal? Why is this better than launching ourselves?

After very careful consideration, we have determined that Gilead is best suited to take seladelpar to the next step. With their leadership we can get seladelpar into the hands of more providers and help people living with PBC live healthier lives around the world.

2.	Why Gilead?

Gilead has a long history of leadership in liver diseases and launching new therapies. It has strong relationships with hepatologists and gastroenterologists. Gilead is also a global organization with a large footprint in the U.S. and other key countries with a high prevalence of PBC, including across Europe, in China and beyond.

It was important to us to ensure that they will act in the best interests of patients. All interactions with the team at Gilead have been positive and they share our commitment to getting seladelpar into the hands of people living with PBC as soon as possible.

3.	When will the deal close? What happens between now and then?

The deal is anticipated to close by the end of March assuming all of the conditions to closing are met. In the meantime, our primary focus is to keep performing and working with urgency to prepare for the launch of seladelpar this summer.

4.	Are the senior leaders going to work for Gilead too?

This is to be determined as part of the integration planning process which began around February 22 and will continue past transaction close.

Personal Employee Impact

5.	Do I still have a role? Am I now a Gilead employee?

Gilead is buying the stock of CymaBay and if/when the deal closes CymaBay will have a new owner. We all need to continue to focus on the work to get seladelpar approved, launched and into the hands of patients. Gilead intends to work with urgency to determine the individual impact for employees as soon as possible after the deal closes.

6.	Gilead has said it expects to complete integration by the end of the year. Does that mean I have a role until December?

Gilead intends to work with urgency to determine the individual impact for CymaBay employees as soon as possible after the deal closes.

7.	Will we have to interview for jobs at Gilead or will we retain our current roles?

This is also not known at this time but will also be part of the integration planning discussions with Gilead over the next several weeks.

8.	Will there be a severance package? Do I have a choice of whether to stay or go?

There will be a severance package if your employment is severed involuntarily without cause after the closing of the transaction. Employees may not volunteer to take severance. However, unless otherwise provided for in the employee’s offer letter, if someone loses their job involuntarily without cause after the transaction closes they will be eligible for severance according to the following:

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One month of base salary for each full year or part year of service (capped at 6 months of base salary), but not less than the minimum amount (which is 2 months of base salary for those below Director level, 3 months of base salary for Directors, 4 months of base salary for Senior Directors and 5 months of base salary for Senior Fellows).

•	All would be eligible for Company-paid COBRA premiums covered for the same duration as their severance payments.

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Employees terminated after the close but in 2024 will also receive a pro-rated target-level bonus (based on 100% of their target), which would be paid no later than at the same time as annual cash bonuses for 2024 become payable to other employees in 2025.

9.	Does Gilead want CymaBay employees to stay through a transition period or permanently?

This is not yet fully known. We will keep employees up to date on all that we learn through the integration planning process, but it is likely these details will not be available until after the deal closes. All of our focus right now should be to keep driving forward preparations to get seladelpar approved, launched and in the hands of physicians and patients.

10.	Are there particular teams Gilead wants to retain over others?

Gilead’s structure is different to CymaBay given their size. It is still to be discussed with Gilead how our people and their peoples’ roles are similar or different and what the most effective operating model will be post close.

11.	What happens to my vested and unvested stock options?

Shortly after the transaction closing, all equity (vested and unvested) will be cashed out for the offer price (less the applicable exercise price in the case of options). This includes equity (including RSUs) granted in January. More details on exactly how this will occur will be made available in the coming weeks.

12.	What happens to my RSUs?

All RSUs will be “cashed out” upon the close of the transaction for all employees for the offer price.

13.	How do my healthcare and dental benefits work throughout this process?

There is no change to your current healthcare and dental benefits through CymaBay, and these will remain in place after the deal closes. Specific details still need to be worked out with Gilead through the integration planning process.

14.	What is Gilead’s return to site and remote working policy? Where is their office?

Gilead shares our focus on collaboration and so has some core days where employees are expected to be in the office. More to come on this with more clarity through the integration planning process. At the close, unless and until Gilead provides for any changes, all CymaBay employees will continue to adhere to our current policies.

The Gilead office is in Foster City on the peninsula approximately 25-30 minutes from the CymaBay office.

15.	What happens if I leave the company between now and the deal closing?

Employees that leave before the closing date will not have their unvested equity cashed out at closing and this equity will be cancelled as of your last day of employment. They would also not be eligible for the severance described above.

Work Continuation

16.	Should I keep working on my current projects or will Gilead take over immediately at close?

It is critical that we maintain momentum and keep pushing forward to secure the approval and launch of seladelpar. We expect you to continue to work towards the existing goals in the period before the deal closes, under the guidance of your departmental leadership and manager. They are available to answer any questions you may have about what workstreams to prioritize. More clarity on specific work assignments will be provided as the integration planning process proceeds after the deal closes.

17.	Where do we work while the deal is completed? Should we still come to the office or work from home?

We should continue to come into the new office Tuesday through Thursday, as we do now if one is a Bay Area employee.

18.	Can we continue to hire our open positions?

CymaBay’s management has decided that we should put hiring that was that was originally approved for 2024 on hold until we get more clarity through the integration planning process.

19.	Can we sign off new projects and SOW in this period?

Your departmental leadership will determine if this work needs to continue or not.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. On February 23, 2024, Gilead Sciences, Inc. (“Gilead”) and Pacific Merger Sub, Inc., a wholly owned subsidiary of Gilead, filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) in connection with Gilead’s pending acquisition of CymaBay Therapeutics, Inc. (“CymaBay”), and, on February 23, 2024, CymaBay filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CYMABAY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, IN EACH CASE, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents are available for free at the SEC’s website at www.sec.gov. Investors and securityholders may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that CymaBay has filed with or furnished to the SEC under the “Investors & Media” section of CymaBay’s website at www.cymabay.com

Forward-Looking Statements

This communication contains “forward-looking statements.” These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CymaBay to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect CymaBay’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding Gilead’s pending acquisition of CymaBay and other related matters, prospective performance and opportunities, the ability of Gilead to advance CymaBay’s product pipeline and successfully commercialize seladelpar, integration of the companies, including with respect to potential employee impact, and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of CymaBay’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for CymaBay will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement related to the tender offer and the subsequent merger, including in circumstances which would require CymaBay to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by such merger agreement on CymaBay’s ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from CymaBay’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by such merger agreement may result in significant costs of defense, indemnification and liability and (x) other factors as set forth from time to time in CymaBay’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2023 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this communication speak only as of the date of this communication. CymaBay does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.